SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Acquisition of Shares of Woori Investment Bank Co., Ltd.

On June 21, 2019, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution to approve the acquisition of common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”), an affiliate company of Woori Financial Group, from Woori Bank. The key details of the acquisition are as follows:

•	Number of shares to be acquired: 403,404,538

•	Purchase price (KRW): 392,794,998,651

•	Ratio of purchase price to total equity of Woori Financial Group: 1.77%, based on Woori Financial Group’s total equity of KRW 22,201,847,000,000 as of March 31, 2019.

•	Purpose of share acquisition: To reduce the company’s business restrictions under applicable Korean law and to achieve synergy at the group level.

•	Total number of shares to be owned by Woori Financial Group following the acquisition: 403,404,538 (representing 59.83% of Woori Investment Bank’s total issued shares)

•	Expected date of transaction: September 10, 2019 (subject to change)

•

As this share acquisition constitutes a transaction between special parties under Article 63-3 of the Inheritance Tax and Gift Tax Law, the purchase price is set at 130% of the average closing price of Woori Investment Bank common shares for the most recent two-month period prior to the date of the share purchase agreement.

•	Key financial data of Woori Investment Bank:

	Total assets	Total liabilities	Total equity	Share capital	Operating revenue	Net income
Period	(in millions of Won)
FY2018	2,682,660	2,367,418	315,242	337,102	205,446	33,364
FY2017	1,875,141	1,590,325	284,816	337,102	183,478	19,112
FY2016	1,570,937	1,404,697	166,240	237,102	175,701	21,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 21, 2019	By:	/s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President